UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Norte Capixaba Cluster

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Rio de Janeiro, April 12, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 02/23/2022, informs that the fulfillment of all precedent conditions has been concluded, regarding the transfer of its total interest (100%) in a set of 4 onshore production field concessions, with integrated facilities, located in the State of Espírito Santo - ES, jointly called Norte Capixaba Cluster, to the company Seacrest Petróleo SPE Norte Capixaba Ltda (Seacrest).

The transaction was concluded with the payment at sight of US$ 426.65 million to Petrobras, already with the adjustments provided for in the contract. The amount received today is in addition to the US$ 35.85 million paid to Petrobras when the sale contract was signed on 02/23/2022. In addition to this amount, Petrobras is expected to receive up to US$ 66 million in contingent payments, depending on future Brent prices.

With the conclusion of the assignment, Seacrest assumes the condition of operator of the fields of Norte Capixaba Cluster and other production facilities.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

The Norte Capixaba Cluster accounts for 3.3% of Petrobras' production in the State of Espírito Santo, and its transfer does not impact Petrobras' other activities in the region, where the company maintains operations in important deepwater fields, notably Parque das Baleias, in addition to 7 exploratory areas. Petrobras in Espírito Santo is still responsible for managing 14 platforms, 704 km of lines, through the headquarters located in the city of Vitória (EDIVIT). The Company maintains its commitments made in the Strategic Plan 2023-27 for the State of Espírito Santo, with emphasis on the deployment of the Maria Quitéria platform at Parque das Baleias, the interconnection of new wells and an increase in its production curve by 2027.

Besides the offshore fields, Petrobras still has other operations in the state, such as the Cacimbas (UTGC) and Sul Capixaba (UTGSUL) natural gas processing units, and the Barra do Riacho Waterway Terminal.

About Norte Capixaba Cluster

The Norte Capixaba Cluster comprises four onshore fields: Cancã, Fazenda Alegre, Fazenda São Rafael and Fazenda Santa Luzia. The Norte Capixaba Terminal and all the production facilities contained in the ring fence of the concessions are also part of the Cluster, besides the ownership of some lands.

The average production of Norte Capixaba Cluster in the 1st quarter of 2023 was approximately 4.6 thousand barrels of oil per day (bpd) and 21.8 thousand m³/day of natural gas. Petrobras is the operator of these fields, with 100% stake.

About Seacrest

Seacrest Petroleo Bermuda Limited (Oslo "SEAPT") is an independent oil and gas production company with an integrated portfolio of onshore production fields and export infrastructure in Espírito Santo, Brazil. Seacrest Petróleo SPE Norte Capixaba Ltda is a subsidiary of Seacrest Bermuda Limited.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer